

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Jason Remillard
Chief Executive Officer
Data443 Risk Mitigation, Inc.
101 J Morris Commons Lane
Suite 105
Morrisville, NC 27560

      Re: Data443 Risk Mitigation, Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed April 17, 2020
          File No. 000-30542

Dear Mr. Remillard:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology